                                      Filed by: Chesapeake Energy Corporation
                                      Pursuant to Rule 425 of the Securities
                                      Act of 1933, as amended

                                      Subject Company: Gothic Energy Corporation
                                      Commission File No.: 0-19753



         Chesapeake Energy Corporation and Gothic Energy Corporation plan to file a preliminary and definitive prospectus/proxy statement and other relevant documents concerning the proposed transaction referenced in the foregoing information with the Securities and Exchange Commission. We urge investors to carefully read the definitive prospectus/proxy statement, and any other relevant documents filed with the SEC, because they will contain important information. The prospectus/proxy statement will be sent to stockholders of Gothic Energy Corporation seeking their approval of the proposed transaction. Investors may obtain free of charge a copy of the definitive prospectus/proxy (when it is available) and other documents filed by Chesapeake Energy Corporation and Gothic Energy Corporation with the SEC at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Chesapeake Energy Corporation will be available free of charge upon written request to Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, Attention: Marcus C. Rowland or call us at (405) 848-8000. Documents filed with the SEC by Gothic Energy Corporation will be available free of charge from Gothic Energy Corporation, 6120 South Yale Avenue, Suite 1200, Tulsa, Oklahoma 74136.





                          CHESAPEAKE ENERGY CORPORATION

                                 CONFERENCE CALL
                         MODERATOR: AUBREY K. MCCLENDON
                                  JULY 5, 2000
                                  8:00 A.M. CT



Operator: Good day, and welcome to this Chesapeake Energy acquisition press release conference call.

          This call is being recorded.

          At this time, for opening comments and introductions, I would like to turn the call over to Mr. Aubrey McClendon, Chief Executive Officer with Chesapeake Energy. Please go ahead, sir.

Aubrey McClendon: Good morning, and welcome to Chesapeake's conference call to discuss our acquisition of Gothic Energy, which we announced last Friday. We hope you've had a good

          Fourth of July weekend - hopefully a hot and humid one. And we are glad you've chosen to participate in our call today.

          Before we begin, I need to provide you with some information regarding forward-looking statements that we'll be making during this call. Such forward-looking statements made by management that state the company or management's intentions, hopes, beliefs, goals, expectations, projections, assumptions, or predictions of the future are considered forward-looking statements. It's important to note that the company's actual results could differ materially from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those mentioned in the forward-looking statements is contained in the company's SEC filings.

          I'd like to begin with an explanation of why we like the Gothic assets so much. To do this, I need to begin by reminding you how Gothic acquired its assets in the first place.

          In mid-1997, Amoco decided to divest themselves of virtually all of their onshore exploration and production assets, except for their holdings in about 10 very large fields. By late '97, Gothic had emerged as a successful bidder for Amoco's mid-continent asset package, a package which we very much wanted but were outbid on by Gothic. This package included all of Amoco's gas assets in Oklahoma, except for their assets in the Crescendo joint venture with Maxis, later YPF, and Repsol and now owned by Apache, their Hugoton field assets and their Red Oak field assets. Everything else Amoco sold.

          The bidding was aggressive and Gothic was the high bidder for what they saw as a possible company-making acquisition. Unfortunately for Gothic as well as for Coho, Howell and others who also bought Amoco packages about the same time, the transaction turned out to be a difficult one in two ways. First, in the spring of 1998, high yield finally lived up to its name after being mispriced on the low side, in our opinion, during the preceding two years. Gothic was able to finally complete the acquisition, but it took a tough high yield deal from the market and a tough preferred stock deal from us to get it done.

          The second difficulty for Gothic was the year long decline in oil and gas prices, which began in the summer of '98, and the combination of Gothic's high cost debt and low oil and gas prices made for a very difficult operating environment for the company, and ultimately led to this transaction.

          As another historical reminder, our preferred stock deal with Gothic in March '98 also brought with it a property transaction. In that transaction, we acquired about 20 billion cubic feet of gas and proved reserves in the Arkoma Basin in Eastern Oklahoma, a five-year area of mutual interest, which gave Chesapeake the right to acquire 50% of any oil and gas asset that Gothic acquired, an assignment of a 50% interest in all future Gothic drill sites, and finally an operating agreement that gave us a fair amount of control over how the Gothic assets were ultimately developed.

          I would finish this review of the historical record by also stating that over the past 2-1/4 years since we completed the trade with Gothic, we've worked very hard to develop and maintain a very good relationship with Gothic's management and their technical teams, despite some pretty challenging moments for all of us.

          Now I'd like to return to the question at hand, which is why the Gothic assets are such high quality. In our view, quality assets have two characteristics - low operating cost and plenty of upside. By these two measures, we believe Gothic's assets represented the best 300 billion cubic feet of gas equivalent package of reserves in North America. Their operating costs are unusually low, less than 20 cents per MCFE in a business where 60 cent operating costs are considered very good. What accounts for these low costs? First, the assets are 96% gas, and gas assets by their nature are cheaper to operate than oil assets. Secondly, Amoco had developed what we believe is the best remote monitoring and control architecture in the business.

          This telemetry system was licensed to Gothic as part of their trade and it enables Gothic's assets to be managed much more efficiently than the standard industry practice of physically visiting every well every day. Chesapeake's operating costs of less than 40 cents per MCFE were already the best among the mid- and large-cap independents. Yet, we believe we can further drive down our costs by utilizing Gothic's right to Amoco's telemetry systems.

          Now, let's talk about the second characteristic of a quality oil and gas asset, and that's upside. Amoco's assets, like almost any other major company's assets, were by definition underdeveloped when sold. While we have done a good job in the past two years in beginning to accelerate the development of these assets, we've really only just begun. In particular, we see huge potential in the Cement and Watonga-Chickasha areas where we will become the largest producer in these two giant fields that, together, have produced over seven trillion cubic feet of natural gas equivalent reserves. We believe there could be as much as one trillion cubic feet left. Just as an example, the last three wells drilled in Cement have all found an excess of 10 billion cubic feet of gas per well and have had initial deliveries of more than 20 million cubic feet. That's in a field that was discovered in 1912. We really don't think you could find a field that's 88 years old and still yielding the new zone discoveries like the ones we're finding in Cement using Amoco's 3D and Chesapeake's own 3D.

          In 2000 and 2001, we will accelerate the exploration process on Gothic's assets and feel like over the next five years we will find substantial quantities of previously undiscovered and unbooked natural gas reserves. Combining with our own existing position as the largest owner in the giant seven Oklahoma gas fields of Knox, Chitwood, Golden Trend and Bradley and complementing our strong position in the Arkoma Basin, Anadarko Basin and Anadarko Shelf Area, we believe we have put together the best exploration platform in the mid-continent.

          Before I turn the call over to Marc for his review of the transaction, I'd like to mention several other important attributes of the transaction. The first is highly accretive to Chesapeake by all measures, EBITDA, cash flow, net income and NAV. The market has clearly recognized this as well. Second, the administrative and operational efficiencies of the deal are significant and are estimated at $10 million per year. Third, this transaction creates the 10th largest independent natural gas producer in the U.S.

          From having virtually no assets 10 years ago, we've successfully built one of the premier independent natural gas businesses in the U.S. We now have a tremendous opportunity during the next several years to continue executing our strategy of further growing our natural gas asset base and also deleveraging our balance sheet. We intend to accomplish this deleveraging two ways. First, by growing our assets without further leverage, we can delever relatively. Second, by actively reducing our debt we can delever absolutely. And we absolutely intend to do both during the next year and we believe the results will be highly beneficial to both our stockholders and our bondholders.

          I'd now like to turn the call over to Marc.

Marcus Rowland: Thanks, Aubrey. I'd like to start by outlining a little bit about how our production and reserve mix will change on a pro forma basis. I might remind you that we have been, over the last two years, strongly moving into a mid-continent gas presence with a de-emphasis of Austin Chalk continuing from the 1997 era.

          As of the March 31st quarter, our production was 55% out of mid-continent, 30% out of all elements of the Gulf Coast and 15% from Canada and other areas. Pro forma the Gothic transaction, adding currently at a rate of approximately 30 BCF equivalent per year to the mid-continent presence will elevate our production there to just under two-thirds or about 65% coming from the mid-continent. This will reduce our Gulf Coast presence to 25% and 12% coming from other areas.

          Looking at the reserve mix, as of 3/31, 65% of our proved reserves were in the mid-continent with the addition of 305 BCF equivalent. From the Gothic transaction on a pro forma basis, we're looking at now over 70% of our reserves being contained within the mid-continent. This will decrease our Austin Chalk presence to only 10%, with significant contribution of just under 20% from all other areas. Additionally, this will lengthen the company's reserve-to-production profile, approaching 9.5 to 1.

          I'd like to emphasize that the Gothic transaction, from a strategy standpoint, can only be taken within the context of the company's overall efforts this year to improve our balance sheet. To date, since January 1st, we've retired 3,039,000 shares of our preferred stock, reducing the company's fixed obligations by $152 million on face and an additional $17 plus million on accrued dividends and interest on those dividends for a total reduction in fixed obligations of nearly $170 million. The company has done this by issuing just under 25 million shares of new common stock. This is 66% of the preferred stock issue and only leaves 1,560,000 shares, or $78 million of shares of preferred stock remaining. Additionally, this helps the company by reducing the cash obligations of the accrued dividends and reduces our ongoing dividends at $3.50 a share to only $5.4 million annually.

          If we put this in the context of what the balance sheet has changed and what we anticipate it changing with the incremental addition of Gothic's debt, we began the year with net fixed obligations of 1,155,000,000. Today, we're at 1,043,000 or - excuse me,
          1,043,000,000, which is down 11% for the year. Pro forma the transaction and the expected cash flow from operations over the next several months that it will take us to close the Gothic transaction, we anticipate pro forma the Gothic and pro forma the first call date of the preferred, which is May 1st of next spring, to be at total fixed obligations of only $1.1 billion, down significantly from the beginning of the year while our reserves have grown by over 33%. To put this in context of a debt per MCF number, total fixed obligations represented 96 cents per MCF at the beginning of the year. And on a pro forma basis, we anticipate they'll be around 70 cents. We're not done yet. Our goal is to drive that number down to where it's 60 cents per MCF, which we think is the right balance with the very long lived gas production that we have, predominantly concentrated in the mid-continent and along the gulf coast.

          I do emphasize that we will continue to attempt to retire, on an unsolicited basis, the preferred stock as it's offered to us, but that's against the backdrop that we have an absolute call on May 1, 2001 for the remainder, which we intend to exercise. That call price, which can be paid in common stock, will be $52.45 per share.

          Let me turn for a few moments to the timing and the procedure that we'll be looking at to complete the acquisition. The company anticipates filing an S-4 registration statement in the next two to three weeks. We cannot guess as to whether the filing will draw an SEC review or not. But anticipating that there may be a review and anticipating that such a review would cause us to go stale on our numbers by August 15th, we would have to amend that filing for any June 30th numbers for Gothic and Chesapeake before being declared effective. Once effective, the proxy materials can be sent to the Gothic shareholders for a legal minimum time, I believe, in the state of Oklahoma, which is approximately 40 days that the material has to be in their hands prior to the time that Gothic can conduct a shareholder vote. Once the shareholder vote is held and assuming completion, the merger can be completed within the next couple of days. That takes us into a time range of anywhere from a minimum of three months to, perhaps, as long as five months to complete the transaction. All said, we anticipate completing the transaction in the fourth quarter of this year and being full stream with Gothic merged in by the first part of 2001.

          Turn - just to complete the thought process on the Gothic acquisition as to our strategy on the capital structure, already, as you might imagine, we've had numerous phone calls as to our intent. I've mentioned that we continue to have an interest in retiring the preferred and will do so no later than May 1, 2001. We will attempt to restructure the Gothic Production Company senior secured notes. Obvious advantages to the company include the possibility of lower interest rates because our notes trade at a lesser rate than the 11-1/8%. Simplified capital structure and the fact that all of the rest of our debt is unsecured with regard to our public debt leads us to desire to do something with that debt. On change of control, those notes can be put to the company at 101. We will have in place a backdrop facility that will assure that we can meet any obligations at that time should any note holders desire to put to us. However, that being said, we have a desire to have some shorter term revolving or amortizing debt in this environment because we can extract a lesser interest cost from those secured bank lenders, we have more flexibility to use our excess cash flow to reduce debt as compared to the fixed obligations with limited call features of our existing debt, and we'd like to balance against 100% longer dated fixed notes. We view that we will be able to add some equity to the mix as possible, depending on the Gothic Production Company's note holders' reaction.

          The key here is that nothing has to be done from Chesapeake's perspective, though. 11-1/8% notes are not draconian to us. The notes are callable May 1, 2001 and we have to balance the interest cost against the cost of any transaction. There is the possibility that these notes may become orphan and stay outside and trade within a limited range dedicated to the existing security at the Gothic Production Company level. Our joint venture's in place and will remain in place between Chesapeake Energy and Gothic and we'll be able to continue to drill and develop everything that we had with no legal concerns. It is possible that cash will build toward first call in Gothic Production Company.

          At this time, we'd like to turn the call back over to Mark for questions and, hopefully, answers.

Operator: Thank you. Today's question and answer session will be conducted electronically. If you would like to ask a question, you may do so by pressing the star key followed by the digit one on your touch-tone telephone. Again, that's star one if you would like to ask a question. We'll pause momentarily to assemble our roster.

          Our first question comes from Adam Leight with DLJ.

Adam Leight:  Good morning.

Aubrey McClendon:  Morning.

Adam Leight: Great trade, guys. One pair of questions I have is just give us a sense of how the operations are going to work, if any differently, in order to kind of manage the process for the next three to five months in attempting to begin the integration, and then give us a sense of where the $10 million in cost savings are going to be derived.

Aubrey McClendon: OK. Operationally, we will continue to move forward basically as we have in the past with customary operational controls in the purchase agreement, and those are pretty standard and are to be negotiated. So, we would expect that Gothic would continue their conduct of business generally as it has been over the last few months.

          Where the operational and administrative efficiencies are, to total the $10 million, we see about $5 million of G&A savings, which is essentially all of their G&A. We expect that we'll be keeping a vast majority of their field employees. While we've not had a chance to talk to their administrative employees, we would suspect that not many in this job environment will want to transfer from Tulsa to Oklahoma City. So, we expect to be able to operate these assets at no incremental cost to us.

          The second $5 million of savings we expect to come from lower operating costs by combining our two operations. Chesapeake's assets completely overlap the Gothic assets. In many situations, we are both operating wells in the same sections of land on the same spacing units. And just eliminating the redundancies associated with duplicate pumper routes and administrative and operational overhead issues, that will save money. And then when you combine what we think can be an extension of Amoco's telemetry system to more of our assets, we think we can save about $5 million. So, it's a pretty significant savings package considering the overall cost of the transaction. We think it can be implemented very rapidly after we close the deal.

Adam Leight: OK. Thank you very much.

Operator: Our next question comes from Barry Sahgal at Brean, Murrey.

Barry Sahgal: Gentlemen, can you talk a little bit about what possible market outs there might be in the deal? And secondly, assuming that the deal does go through, what sort of cap ex are you projecting for next year and a breakdown of how that will be allocated?

Aubrey McClendon: Let me give you the cap ex part right now. We've budgeted about $150 million for 2001 cap ex. We would expect that that would probably go up by about $20 million, which would be essentially the 50% of expenditures on the Gothic side that now will be ours rather than theirs. And we expect, again, that this transaction will close right at year end, so there'll be a nice break as we move from this year's cap ex and then next year's and being able to see that virtually all of the incremental cap ex will be attributable to the Gothic assets.

          In terms of where the money will be spent, we've talked about a split between about 10% land and seismic, 20% exploration and 70% development. That will remain about the same. In terms of where it's spent, I think this year we're modeling about 54% of our cap ex to be in the mid-continent. I would expect with the Gothic numbers that that would be in the low 60%s with the remainder split equally among three areas, Canada, the Gulf Coast and what we call our oil areas of Southeast New Mexico and the Williston Basin.

          On the market outs, do you want to take that ...

Marcus Rowland: Yeah. The - Barry, the agreement - we have a substantial letter in place between the two companies. Both boards of directors of the respective companies have approved the transaction. The directors and management of Gothic have indicated their support in this letter to voting for the proposal. Really, other than the lack of conclusive documentation, which should be done within the next week or so, flushing out every single detail of the agreement, again, with a significantly detailed letter of intent already in place, the only out, if you will, is not a documentation type of out but simply as if, for some reason, the Gothic shareholders were not to approve the transaction initially. This is the only thing that we are waiting on. We do not anticipate, obviously, any Hart Scott Rodino or other regulatory issues. There is nothing on Chesapeake's side that preclude us from closing and there are no other market outs, specifically, to answer your question, that exist in the contemplated deal.

Aubrey McClendon: And, specifically, there's no trading range of Chesapeake stock. The Gothic shareholders get four million shares of stock, however that's priced.

Barry Sahgal: OK. Now, just not to delay the point too much, but in an absurd environment, if gas prices were to come from their $4.50 level right now down to $2.50, for whatever reason, do you have an ability to walk away from the transaction?

Aubrey McClendon: We do not. And I would add that we would still view the transaction as a positive one, even if gas prices did retreat to $2.50.

Barry Sahgal: OK. And this is a purchase transaction, if I'm right.

Marcus Rowland: That's correct.

Barry Sahgal: OK. Any things that we should be aware of in regard to how this might reflect on the balance sheet? Any charges that you might be taking just to clean up the acquisition?

Marcus Rowland: The purchase accounting nature of this transaction - we're not anticipating really any direct charges. Gothic, in their normal course of business, we think, will accumulate some cash, in fact, maybe significant amounts of cash the next several months. Some of that cash will be used for severance payments and other executive contract-type of cost. That will not require any type of charge for Chesapeake. There possibly, Barry, in the elimination of the Gothic Production Company senior notes, could be some non-recurring charges if we are successful in discharging that debt in some fashion. So, the only thing I can think of, obviously, we're going to be bringing these reserves on at a rate of approximately $1.05 per MCF equivalent. That will be added to our full cost pool. That will increase our overall pro forma DD&A by about one nickel, we think, in the year 2001. So, other than the acquisition of the entity increasing our equity for stock issuance, increasing our debt by the amount of debt we assume and the balance going to both the full cost pool, some fixed assets in the form of field facilities, telemetry systems and some other assets as unevaluated acreage, it's a pretty straight-forward bookkeeping type entry.

Barry Sahgal: What sort of impact on a per MCF basis does this computerized telemetry system have? If you would just elaborate on that a little and give us some sense of the magnitude of this.

Aubrey McClendon: I think it's unknowable exactly right now on an MCFE basis, but, Barry, our preliminary estimate is a $5 million number would be a good one in terms of wringing out that number from our combined cost structures. It's not just telemetry, part of it is consolidating field offices, pumper routes, all those things.

Barry Sahgal: And you do inherit the rights to this particular technology?

Aubrey McClendon: We inherit the license, which has some limitations that we'll have to work around.

Barry Sahgal: OK. Good deal. Thanks, gentlemen.

Aubrey McClendon: OK. Thank you, Barry.

Operator: Thank you. Our next question comes from Jeff Gendell with Tontine
         Partners.

Jeff Gendell: Hey, Aubrey, how are you?

Aubrey McClendon:  Good, Jeff.

Jeff Gendell: A couple - these are a couple of just numerical questions. On the
         - I guess, Marc, you said that the total capital spending, then, next year would go from 150 to roughly 170?

Aubrey McClendon: Yeah. I had said that that was our preliminary estimate.

Jeff Gendell: OK. And what would the depreciation be pro forma for Gothic? The whole thing.

Marcus Rowland: Assuming you're anticipating either the total depreciation or the depreciation for MCF equivalent. We've estimated that based on what we see trends in service cost and so forth for the remainder of this year and acquisition prices being up, including the Gothic, that we would have been running at a non-Gothic rate of about 80 cents per MCF equivalent depreciation next year on 140 BCF of production, which is our current run rate. I'm not trying to project next year's. That would be $112 million of depreciation charges.

         The Gothic assets added at our pro forma acquisition cost will come in at $1.05 on their 30 BCF of production. That's $31.5 million. So, the total DD&A for oil and gas assets on just existing run rate production would be about 85 cents an MCF or around $145 million, again, at today's run rate, which is combined at 170 BCF.

Jeff Gendell: Right. Did Gothic have any NOL's that come with them that you can use?

Marcus Rowland: Gothic has some net operating losses from a tax standpoint that will come with it. They will be limited because of the change in control provisions under one of the IRS codes. And so, the applicability of the net operating losses carrying forward will be severely limited for us. However, we've got very significant, approaching $1 billion, of NOL's ourselves. And we're able to apply those sort of today at around $35 million a year. So, we're not anticipating any cash taxes for Chesapeake stand alone this year or next year. We're not anticipating that the Gothic transaction will change that.

Jeff Gendell: OK. And one last thing, Aubrey. I'm going to put you a little bit on the spot here. Hedging. You've got $4.50 gas out there and this big acquisition. Is there anything that you can tell us of what you have done so far this quarter as well as any changes in view given the size of this acquisition?

Aubrey McClendon: Yeah, I think we can, Jeff, tell you really both those things.
         First of all, I think it's pretty well known that last winter when I guess January indexes were set at low number, I think, in the low $2 numbers, we looked out in the first quarter and saw that we could hedge late first quarter and summer and early fall gas in the $2.40 to $2.50 range and we started to layer in some hedges then to protect ourselves from about what we thought could be a really bad outcome for summer of 2000 gas prices given the warm winter that we were beginning to experience last year. Since that time, we've been able to trade around those positions and today, our hedging position for August and September and October is basically 1/3 hedged August and September at around $3 an MCFE and for October about 20% at just under $3 an MCFE. Incidentally, we've also put on a hedge for oil that takes us from now through the end of the year at about $29 ...

Marcus Rowland: $29.40 NYMEX.

Aubrey McClendon: Yeah - per barrel of oil. So, now, looking forward, what do we do? I mean, obviously, we look at the $4.50 gas. We look at supply-demand numbers as we see them every week, and it's really a dynamic process. We anticipate that if the summer plays out the way it does that winter gas prices would be very strong and we think they'll be even stronger than what you see right now. So, we're aware of the incredible opportunity out there. At the same time, we're also aware that, based on our study of the numbers, it looks like we're headed into uncharted waters for beginning gas inventories in November. And we think that will translate into gas prices this winter that will be even higher. And given the backwardation of gas pricing, we really haven't yet seen the ability in 2001 or 2002 to capture today's high prices. I think we'll get that opportunity, but we don't have it yet.

Jeff Gendell: So, you haven't like put in a $4 floor on anything?

Aubrey McClendon: We haven't basically given the high cost of that, Jeff. I think Marc can go through this. But given the amount of gas that we produce and given the volatility of gas, the price of those floors is very high.

Marcus Rowland: Yeah. With gas - Jeff, when gas was trading kind of where it is today for the future, which was somewhere maybe above $4 for the forward-looking 12 months, we looked at putting a $3 floor in. And the $3 floor was going to cost us in the 35-cent range due to volatility. And so, you're talking about spending 35 cents an MCF to protect yourselves down to $2.65 on a net basis when gas is over $4.

Jeff Gendell: Right. That's not worth it.

Marcus Rowland: That doesn't seem very attractive to us. And I didn't even price a $4 put, but I'm just guessing it would be well north of $1.

Jeff Gendell: Well, what about $4 calls? You know what, Marc, I'll take this up off line with you.

Marcus Rowland: Yeah.

Jeff Gendell: Just the idea of selling a chunk on $4 calls going forward.

Marcus Rowland: We look at every structure we can every day.

Jeff Gendell: OK. Great. That's a great deal. I will speak to you off line on that.

Marcus Rowland: OK.

Aubrey McClendon: Great, Jeff. Thanks a lot.

Operator: Gloria Holzman-Graziano with SG Cowen.

Gloria Holzman-Graziano: Good morning. Just two questions. One is what's going to be the status of Gothic senior management post deal closing? And secondly, can you just focus in on a minute on the bank bit situation, sort of pro forma? Where do you look like you may end up the second quarter? Obviously, you've had some of your own - or, other acquisitions recently as well as strong cash flow. And what sort of - obviously, you look for some sort of bridge facility to take out the Gothic notes in event they're put back to. But what sort of more permanent sized facility would you be considering?

Aubrey McClendon: Let me - I'll take the first one and let Marc take the second one. On change of control, Gothic's senior management, which consists, really, of two people, Steven Ensz and Mike Paulk, have the right to receive severance payments from Gothic on a negotiated basis.

         They already negotiated with their board. We expect them to exercise their option to take those severance payments at the closing of the deal.

         In terms of the bank debt situation and post deal financing ...

Marcus Rowland: Gloria, we have June 30th approximately $48 million of net bank debt, and that's $66 million roughly outstanding on our facility - these are as of June 29th, so I don't have June 30th, so, bear with me if I'm off a little bit - and about $19 million of cash.

Gloria Holzman-Graziano: OK.

Marcus Rowland: This is after our Barrett acquisition, obviously, and the other acquisitions announced during the quarter. This is also after our payment of the cash portion to the Gothic senior discount note holders that was closed on Tuesday of last week.

         With respect to our bank facility, as of this moment Union Bank was in the process of increasing their facility from $50 million to $75 million. Bear Stearns stepped forward and committed to join Union Bank in a co-agent, co-lead situation. And in doing that, we have received a commitment from both of those institutions to increase our bank facility to $100 million. That's in the process of being documented and should be closed within the next week or so. With that $100 million also came an extension in the maturity into the summer of 2002. We are in discussions with both those agents and one other large institution with regard to the backstop facility.

         Our ideal situation, if we could draw on a chalkboard right now and sort of irrespective of the attitudes of the - or reactions of the Gothic Production Company senior secured note holders would be to take on no more than $150 million of permanent debt on this acquisition. Our feeling is that we will put the rest of it either in cash that's generated from combined operations, a bank term facility such that we can use the excess cash flow, which will be significant after the closing of this transaction to quickly retire that portion, and/or an equity offering of some magnitude such that this is a very balance sheet improving transaction once all of the smoke clears. And it may take till May 1st of next year when our first call on the preferred is there to show everyone that we're going to exit this transaction completed with less debt on our balance sheet than we have today, but that is what we intend to do. So, if we can't do that, then we'll leave the notes in place and we'll use the cash to accumulate and we'll use it to retire any other bank debt we have and just build up cash on a basis that we can either refinance some of our existing notes, none of which come due until May or the spring of 2004. But others have some first call features that we might be able to take advantage of.

Gloria Holzman-Graziano: OK. Thanks.

Operator: We'll go next to David Silverstein with TD Securities.

David Silverstein: Thank you. Most of my questions have been answered with respect to bridges and facilities there. But does Gothic have any other significant hedges in place for 2001 that I should know about?

Aubrey McClendon: They are hedged about 60 percent of their gas through October of 2000 at a price of about $2.45, I believe.

Marcus Rowland: And there are no hedges that we're aware of in 2001.

David Silverstein: OK. Nothing - so that's just October 2000 then?

Aubrey McClendon: Through October 2000.

David Silverstein: OK. So, nothing for next year?

Aubrey McClendon: Right.

David Silverstein: Which wouldn't - OK - which has no impact. OK. Thank you.

Operator: Next is Stewart Kovensky with Murray Capital.

Stewart Kovensky: Hi, gentlemen. A couple of questions. First of all, what is the rate that you're paying on the new revolver that you have in place right now from Union Bank? You've increased that facility to $75 million. What rate did you get on that?

Marcus Rowland: That's a sliding rate that ranges from LIBOR plus 1-3/8% to 1-7/8%. And depending on the amount that we have drawn, it slides between the low and the high. Based on the amount we have drawn today, it would be LIBOR plus 1-7/8%. So, we're, today, sort of just under nine percent.

Stewart Kovensky: OK. And in the letter that you got from Bear and Union Bank to increase it to $100 million, does the pricing change?

Marcus Rowland: Pricing changes slightly on the points, but the overall mix of the kind of sliding scale is not altered.

Stewart Kovensky: And what do you anticipate the pricing to be on the backstop facility?

Marcus Rowland: I don't have an estimate of that yet.

Stewart Kovensky: And just to get back to a previous question, someone had asked about what types of market outs there were in the letter of intent. Are there any financial performance covenants in the letter of intent, or do you anticipate any in the definitive agreement in terms of Gothic?

Marcus Rowland: There will be financial covenant type items in there, but we do not view that they will rise to the level of a market out on either party's concern.

Stewart Kovensky: OK. Thank you very much.

Operator: Ken Beer with Johnson Rice.

Ken Beer: Hi, guys. Actually, most have been answered except - let me just toss out one observation, and that is as a look ahead. Cash flow in 2001, even before the deal, it appears the cash flow is well in excess of any sort of cap ex number that you'd be tossing out. Just trying to get your sense as to what happens or where does that cash flow go. Are you looking at more acquisitions, or can you actually increase that cap ex number to any substantial degree to start to sop up some of the cap ex
         - I mean, some of the cash flow?

Aubrey McClendon: Ken, thanks. Yeah. By using budgeting numbers well under where
         NYMEX is today, we are looking at cash flows well north of $300 million, and that's, again, on a stand-alone basis. And on that amount of cash flow, we were projecting to spend about $150 million. And that's not a number that we will be increasing, except for the amount of spending we'll do on the Gothic assets as they come over. The reason for that is we're pretty happy in the - in a range of cap ex spending right now that we think is appropriate for the size of our assets.

         We think if we were to accelerate that very dramatically that you'd see a decline in capital efficiency and, clearly, as everyone else - if everyone else did that in the industry, you'd see finding costs, I think, soar just as they did in '96 and '97. We're pretty encouraged to date by the discipline that most managements have shown in increasing their cap ex budgets and doing this in a responsible way. And while clearly, finding costs are up, you really haven't seen the dramatic decline in operating efficiency that we saw back in '96 and '97 when that particular boom got under way.

         In terms of what we'll do with the cash flow, there's really two things we can do. One is to repay debt and the other is to acquire assets. And given the cost of the assets that we're acquiring here through Gothic, we think the rates of return associated with that are really tremendous. And if given an opportunity to acquire some additional assets over the course of the year in smaller transactions, at these kind of prices I think we'd do that. Not knowing where the acquisition market goes, though, it's possible that it could get beyond our reach, in which case almost all the money would go to repay debt. So, our view is that a blend is the right way to go. I think we'll see that during the course of the year and you'll see this company in 2001 and the second half of this year continue to delever two ways - absolutely and also relatively. And I think that combination will be a good one for all of us.

Marcus Rowland: Ken, one of the reasons that we want to structure our debt with a term component to it is for the very reason that you've suggested, which is it appears you have a lot of cash flow - what are you going to do with it? We'd like to identify the specific repayment of acquisition cost associated with Gothic as one of the major uses of that free cash flow. And to do that, we need the debt to be in a form that can be repaid and repaid efficiently. And that's what we're going to be working toward in the next couple of months.

Ken Beer: OK. It would also seem that for any type of infusion of equity to pay for some of the Gothic acquisition it seems like you'd need to know that you can pay off the debt, because otherwise you'd just be piling more cash onto your currently building cash position.

Marcus Rowland: That's right. There's no question that until we know exactly what the reaction of the note holders is, past having a backstop facility in place for the 101 put, ideally we will form the capital plans after we know what we can do or what can be done with those notes.

Ken Beer: All right. Thanks, guys. And already, it is hot and humid down here.

Aubrey McClendon: Good, we love it.

Ken Beer: Yeah.

Aubrey McClendon: Thank you.

Operator: Our next question comes from Steve Schweitzer with Shinkman Capital.

Steve Schweitzer: Hi. Good morning. Pro forma of the acquisition, what are the total number of shares - common shares - outstanding? And then, can you give us the amount of preferred outstanding at 6/30/2000?

Marcus Rowland: At 6/30/2000 there are 1,560,000 shares of preferred outstanding, which is $78 million of face.

Steve Schweitzer: OK.

Marcus Rowland: At 6/30 we will show approximately 140 million shares of basic
         Chesapeake shares outstanding. Pro forma for the acquisition, we would add another four million shares or 144 million of basic outstanding. Thinking in terms of what the fully diluted number is, again, building from a June 30th base and including the conversion of the additional preferred at 7.19 shares, that adds another 11 million shares. Employee/ director stock options and so forth is another eight million shares. And so, finally, pro forma for the transaction and pro forma for all instruments converted into common shares, assuming the Gothic transaction closes, about 165 million shares fully diluted after the close of Gothic.

Steve Schweitzer: Great. Thanks. And one other thing, in terms of the Gothic senior secured notes outstanding, will Gothic be a separate wholly owned subsidiary at the time of the closing?

Marcus Rowland: Gothic, at the time of the closing, will be a wholly owned subsidiary, probably of a subsidiary of Chesapeake Energy Corporation.

Steve Schweitzer: OK. Great. Thank you.

Operator: We'll go next to Kelly Krenger with Bank of America Securities.

Kelly Krenger: Good morning. Just had - it sounds like your transaction with the senior discount note holders is closed from all fronts in terms of the payment of $22 million of cash and the issuance of, I guess, $55 million of stock. Is that correct?

Marcus Rowland: Kelly, it is closed. We closed last Tuesday. There is one caveat, of course, which is not insignificant. We're required to file an S-1 to get their shares, which we issued unregistered into registered form. There is a $55 million dollar-denominated payment. We issued an amount of stock at the time that represented the price at closing. Today, they'd be obligated to return several million shares. If, during the registration period, 30 days after the effective date, the stock traded at this level, we would get quite a few shares back. It's one of the unique aspects of how we structured this. We went with a fixed dollar obligation to those folks, thinking this transaction would raise the level of awareness of Chesapeake, that the stock price would go up. We issued a fixed number of shares to the Gothic shareholders. And so, we feel like we've got a little bit of a hedge going here. If the stock price, for example, were to reach $10, and we don't know what it will reach, but if it were to reach $10, the total all end shares, both to the discount holders and to the shareholders, would be about the same amount as we issued originally to the discount note holders. So, a long-winded way of saying to answer your question.

Kelly Krenger: What's the timing on the S-1?

Marcus Rowland: We hope to file the S-1 by - at the latest, early next week and possibly by Friday of this week.

Kelly Krenger: OK. And then, you've made some acquisitions aside from this in the last couple of months or so. Are you still kind of looking at - excluding the Gothic transaction, are you still looking at 140 B's or so of production for this year and then, I guess, 8 or 10% growth for next year? Again, outside of the Gothic transaction.

Marcus Rowland: I'd say that that's correct. We've got ranges of 137 to 143 B's projected for this year, depending on what we exactly do the remainder of the year. We've been talking in terms of just using that number as a pro forma for next year. Our actual budgets probably indicate 10 BCF up next year on a Chesapeake stand-alone basis.

Kelly Krenger: OK. Thank you very much.

Operator: Lasan Johong with Bear Stearns.

Lasan Johong: Hi, Marc. I assume there's no goodwill from this transaction?

Marcus Rowland: There's a lot of goodwill, but we won't book any.

Lasan Johong: OK. Thanks.

Operator: John White with Bank of Montreal.

John White: Hi. Congratulations on your deal. Were there any reserve reports updated or reserve audits done prior to your acquiring these?

Aubrey McClendon: Yes. That's - we had stayed pretty close to Gothic over the years and did have the opportunity to review their reserve report. And that's where the 310 BCFE number comes from.

John White: OK. And that was your internal engineers?

Aubrey McClendon: Yes, it was.

John White: OK. Thanks very much.

Operator: Joe Phillips with Sutro & Company.

Joe Phillips: Oh, hi. I had a couple of questions about the potential call or redemption of the Gothic Production notes - I think - for one thing, I think you referred to a May 2001 as the first call.

Marcus Rowland: That's - Joe, that is the first call for our own Chesapeake preferred stock, May 1, 2001.

Joe Phillips:  OK.

Marcus Rowland: The GPC senior secureds are first callable May 1, 2002.

Joe Phillips: OK. And there is a provision for a May call at any time prior to.
     Is that something that you might consider?

Aubrey McClendon: No.

Joe Phillips: Not. OK. And at what point do you think you might enter into discussions with those note holders? Would it have to be after the deal closes or possibly before?

Marcus Rowland: I don't - from a legal standpoint, there's no reason that we couldn't enter into a discussion before. Obviously, we want to significantly down the road place our backstop facility in place and then, probably address conversations with them on any substantive basis after the transaction closes and we see the amount of notes that are put to us under the first - or under the change of control provision.

Joe Phillips: OK. And I - it seemed to me that what would be entering your discussions is that there would definitely be a call in May 2002 when the call goes into effect. Is that safe to assume?

Marcus Rowland: I think it is safe to assume that we look forward to that date as being a strong likelihood that it could be called, but interest rate environment, the high yield market, everything, the oil and gas market - you know that's still 18 months away - or, 20 months away. A lot can happen in that time period.

Joe Phillips: OK. Thanks.

Operator: Next is Keith Peterson with Salomon Smith Barney.

Keith Peterson: Hi, guys. Great acquisition.

Aubrey McClendon: Thank you, Keith.

Keith Peterson: I had a couple questions here. First is on the seismic information. Do you have to make any payments to Amoco, or can you just take that database over?

Aubrey McClendon: We do not have to make any payments to Amoco.

Keith Peterson: OK. Is that 2D and 3D as well?

Aubrey McClendon: 2D and 3D, although 3D is the most valuable part of it.

Keith Peterson: OK. Can you tell us how much of the property package is covered by 3D?

Aubrey McClendon: Let's see in Cement with our own - we have some proprietary 3D there. I would say 90% of the total leasehold will be covered by that 3D. In Watonga-Chickasha, Tom, would half of it be?

Tom Ward: Oh, not half of all Watonga-Chickasha. There's been one shoot that has been done in Watonga-Chickasha that's, I think, about 60 squares. But it's - we're developing it now and then we'll - by getting this acreage along with ours we'll have additional shoots adjoining it.

Aubrey McClendon: Yeah. I don't have a percentage. We'll have to get back with you on that, but ...

Keith Peterson: OK.

Aubrey McClendon: ... Watonga's a big area. But right now, what we're doing inside the Amoco 3D there in an area called Calumet, we are discovering that there are significant reserves that were not seen through the original 2D and also through drilling. And I guess we've drilled three or four wells in the past couple of months that give us a lot of encouragement about what we could find throughout 3D activities in Watonga-Chickasha.

Tom Ward: When we booked, or looked at the reserves and internally booked 310 BCFE, we have a lot of probables that are in both Watonga-Chickasha and Cement that didn't go into that.

Keith Peterson: That's a great prelude to the next question. Could you give us an idea on probables or possibles with the Gothic acquisition?

Aubrey McClendon: We don't formally keep track of probables and possibles, but in this transaction we went ahead and looked at them. And I think you'd be looking at somewhere in the 100 to 150 BCFE of probables and possibles. And frankly, this is an asset base that was discovered and developed mainly in the '60's and '70's. And I suspect that we could have this conversation five years from now and we'd be looking at 300 BCFE at 100 to 150 BCFE of probable and possible. It's just - there are multi sand areas, multi pay areas. The Cement area where I talked about our new wells are three significant discoveries, producing more than 20 million a day, 10 to 15 BCFE per well, in a field that's almost 90 years old. And we've got a lot of work left to do on these assets and that's a key characteristic of why we're so excited about acquiring them.

Keith Peterson: Great. With the Amoco remote well head equipment ...

Aubrey McClendon: Right.

Keith Peterson: ... is there an ability for you to take that technology and move it out to some of the other fields you have in the region, or is that restricted through agreements with Amoco?

Aubrey McClendon: There are, we think, some ability to do that and there are also some restrictions to do that. But our goals during this process of from now to closing is working with that license and making sure that we use it to the full extent that we can and also we may want to apply it to a more expansive set of assets than we're allowed to, in which case we'd have to talk to Amoco about a further license or in further increasing the size and scope of the license.

Keith Peterson: OK. With - in the - in general, in the mid-continent region, pro forma for Gothic, about how much of the reserves are production, whatever number you want to use, will be operated by Chesapeake going forward?

Aubrey McClendon: I think that'd be around 85%.

Keith Peterson: Great. And the last question, Marc, you alluded to this, but can you give us some numbers on the balance sheet and leverage numbers or whatever you're looking at and then could you give us a quick two seconds on conversations with the rating agencies?

Marcus Rowland: Sure. The balance sheet, as I would see it, we today have right at $965 million of net debt, and this is before any acquisition of Gothic would be completed. Assuming that the transaction takes four to five months to close and assuming that we don't do anything else, which, I think, is a pretty good assumption in between here of any significant size, we should throw off operating cash flow in excess of cap ex of about $60 million. So, that would put us somewhere around $900 million of debt - net debt - prior to the acquisition of Gothic. Gothic, we will add $235 million of debt on closing in one form or another. And so, that will take us right to $1.150 billion debt. I'm hopeful that we can continue to work with the existing preferred holders and eliminate that, but at that time, if we can't between the closing and May 1, 2001, then we'd have an additional $78 million of preferred. That $78 million would disappear, at the latest, on May 1, 2001. Assuming that happens, then, we'd be at $1.15 billion total fixed charges against 1.6 approximate BCF equivalent. That's about 70 cents an MCF.

     There's really no other changes on the balance sheet other than the ones I talked about earlier. Our fixed assets are going to increase by the purchase price. The purchase price will be about

     $345 million, $235 million of it will come in the form of acquired debt. The balance will come out of cash, which we've already paid to the senior discount holders, and the issuance of equity, which we did pro forma to the Gothic shareholders on closing and, already, to the senior discount holders last Tuesday.

     Did I miss some part of your question there, Keith?

Keith Peterson: No.

Aubrey McClendon: Did you comment on rating agencies?

Marcus Rowland: Oh, the rating agencies.

Keith Peterson:  Yeah.

Marcus Rowland: Yeah, I did miss that. I don't have any reaction from the rating agencies at this point we've had one preliminary conversation as of Friday with one of the agencies. Obviously, they have liked our elimination of the preferred stock, which is over 150 million so far this year by issuance of common. I think they will recognize the synergies of this transaction from a cost savings standpoint. My guess is they'll wait to react based on what our permanent capital structure is when we close the transaction.

Keith Peterson: Great. Thanks, guys.

Aubrey McClendon: Thanks, Keith.

Operator: Our next question comes from Evan Templeton with RBC Dominion
     Securities.

Evan Templeton: Pretty much all my questions have been answered, but I do have one. I'm just a little bit curious. You bid on these properties in the past. If you can give us an idea of what your previous bid was and how that relates to the current $1.05 valuation that you placed upon the Gothic assets.

Aubrey McClendon: We don't have that. We were - we put in several bids to Amoco at the time, but we were below where Gothic was and several other companies were. So, all we can do is look at where the assets are today and our acquisition price today. And we think at $1.05 it's a great deal for us.

Marcus Rowland: It's an apples and oranges question, too. Gothic doesn't consist just of the Amoco assets, first of all. And it's now 2 1/2 years later. There's been a lot of discoveries on the 3D seismic that were shot. And so, to try and say what it might have been worth two years ago or 2 1/2 years ago on a stand alone basis and what it's worth now is just probably not a relevant question.

Evan Templeton: OK. Thank you.

Operator: Next will be Keith Chan with Alliance Capital.

Keith Chan: Hi. In mid-June, Chesapeake bought 33 billion cubic feet of natural gas proved reserves. Out of that, your $170 million cap ex, is that included in your cap ex plan already?

Aubrey McClendon: No. Our cap ex plan is developed -- I think we've used two numbers today -- one $150 million for 2000 and 2001 for Chesapeake alone with an additional layer of about $20 million from Gothic. That's all what we call drilling E&P. It's drilling completion and it's land and it's seismic. There's no acquisition cap ex included in that. We look at acquisition cap ex on a stand-alone basis and we make deals as small as $100,000 to $25 million to $30 million, not routinely on the high side but certainly routinely on the low side of that range. And we'll continue to do those because that's where we really consider where we're going to get the very best deals. We had made no secret of the fact that our desire had been to acquire Gothic for some time, and we just had to get to a point where we could do that strategically and financially.

Keith Chan: I see. If you include those proved reserves, the 33 billion cubic feet, would your developmental and exploration cap ex still stay at $170 million?

Aubrey McClendon: Yes, it would. Those assets that you're referring to were acquired in the Arkoma Basin from three sellers, the majority of which came from Barrett. And we had already anticipated the expenditure of Arkoma dollars, which will now be partially shifted to the Barrett assets. In most cases, we already own an interest in those assets anyway, or at least in the fields in which the assets were located.

Keith Chan: I see. It seems to me that those assets appear to be pretty close to your property as well as Gothic. Could they be enjoying some kind of cost saving on top of the $10 million that the company mentioned?

Aubrey McClendon: I think there's probably some incremental cost savings, but they're really, I think, measured in the hundreds of thousands of dollars rather than the millions, so it's just not something that we've highlighted as a part of that transaction. For those of you who don't know, we acquired Barrett's Arkoma Basin assets about six weeks ago as they exited the eastern part of the mid-continent to refocus their energies in an area where they think they'd do best, I think, which is the Rocky Mountains. And we got a great price. Some people question how we got the price so low in this environment. The deal was negotiated in February, so it was really before the run up. And again, there was no G&A costs associated with this, just properties coming over. And there are some small operational efficiencies. But you're right in thinking that the Chesapeake, Gothic and Barrett assets make a great fit in the Arkoma Basin.

Keith Chan: I see. I might have missed your comment. Has the company talked to some other major shareholder and did the company get a reaction whether they will go along with the deal? This is with Gothic shareholders.

Aubrey McClendon: We have management and directors. You have ourselves, which own -- I guess we own about 16, 17% of the common. So, we think we've got a good block already and we have not yet had time to begin to talk to Gothic shareholders.

Keith Chan: I see. All right. Thank you.

Operator:Once again, I would like to remind our listening audience that if you would like to ask a question you may do so by pressing star one on your telephone keypad. We'll take a follow-up question from Adam Leight with DLJ.

Adam Leight: Hi. One other question. On your new bank facility and the backstop, are those going to remain unsecured, or will they be secured? And if so, by what? And will they be pari passu or senior to the existing unsecured paper?

Marcus Rowland: Adam, our existing bank facility is secured and it is senior to our existing unsecured notes, so it is not pari passu. The terms of our backstop facility have not been completely planched up. I'm assuming that some portion of it will be secured and will not be pari passu with the existing senior unsecured notes. How it finally ends up, again, is dependent on what we finally end up doing with the senior secured note holders of Gothic Production Company.

Operator: Our next question comes from Jeff Scoma, a private investor.

Jeff Scoma: Yes. Could you tell me something about the "GOTHZ" with the deal?

Aubrey McClendon: I think those are Gothic warrants and there is no deal with Gothic warrants. The only thing we've bought is Gothic common stock, and the warrants will take care of themselves.

Jeff Scoma: So, what did the holders of the warrants expect from the deal?

Aubrey McClendon: You really need to contact Gothic management to get that.

Jeff Scoma: All right. Thank you.

Operator: Our next question comes from Lone Theaning with Forensic Consulting.

Lone Theaning: Hello, gentlemen. I'm also a private investor and I have a large position, in my budget anyway, in the Gothic warrants 40,000 shares that I bought back in the "happy '97" for $1.50. And so, I - my question is the same as the previous caller. And I guess there is no answer to that.

Aubrey McClendon: No. The answer is I really think you need to talk to Gothic management about that.

Lone Theaning: Yes. OK. Thank you very much, sir.

Operator: Terry Hoye with Provident Investment Management.

Terry Hoye: Morning, guys. How many - what percent of the Gothic vote do you need to complete the deal?

Marcus Rowland: Majority.

Aubrey McClendon: Yeah. Majority 51%.

Terry Hoye: OK. Thanks.

Operator: We'll take another follow-up question from Stewart Kovensky with Murray Capital.

Stewart Kovensky: With regard to the bank facilities, if you wanted to have all of the backstop facility be secured, could you do that under the terms of your existing indentures on the Chesapeake debt?

Marcus Rowland: The issue really gets to the timing of it. If it is at 1/1/2001 that the transaction is closed, then the answer is probably yes, based on today's pricing. We have secured bank credit facility carve outs that, on a pro forma basis, for Gothic would well exceed $250 million. Again, based on today's pricing. If it's before then and depending on whether or not you include the Gothic assets in that calculation, which would require taking out the senior secureds completely, the answer's probably not, and that's why we've talked in terms of a range of financing options with part of the backstop possibly being made up from equity, part of it being made up from cash flow from operations between now and the close and a portion of it made up from our existing bank credit facility and additional facilities that we'd need to put in place from a backstop standpoint.

Steward Kovensky: So, the determining item in the covenant is the pricing for natural gas ...

Marcus Rowland: That's right.

Steward Kovensky: ... and the covenant based on that..

Marcus Rowland: In our covenant, we use 1/1 or 12/31 pricing. That pricing stays in effect for the year. There is a carve out dollar amount, depending on which indenture, plus 15% of the consolidated net tangible assets that can be taken on as secured bank facilities. Again, based on the pricing at the beginning of the year, but pro forma for any acquisitions, divestitures and changes in reserves, including the Gothic transaction. So, we were at about $145 million based on 1/1/2000 pricing prior to Gothic. That, obviously, will go up by the amount of the Gothic transaction applied at 1/1 pricing. Again, as we wind our way through this process, if we stumble over into the first of the year, we have a new pricing reset and prices at 1/1 of the beginning of 2000 were significantly lower in the order of $2 per MCF lower than where we currently are. So, it's just simple math and it's 15 percent of a number that could be twice as big and get you well above $250 million without Gothic.

Stewart Kovensky: Exactly. OK. Thank you very much.

Aubrey McClendon: Thank you.

Operator: There are no further questions. So, at this time, I would like to turn the call back over to Mr. McClendon for any additional or closing remarks.

Aubrey McClendon: Great. We appreciate your participation in today's call. I'm sure many of you may have some follow-up questions, and we'd be happy to answer those. Please direct them our way. And I hope you have a good day.

     Thank you. Bye.

Operator:There will be a rebroadcast of this conference available today from 10:00 a.m. Central Time running through July 12th at midnight. To access this, simply dial 1-719-457-0820, and use pass code number 532606.

     This concludes today's conference. And we appreciate your participation.